Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-262859

Relating to Preliminary Prospectus Supplement

Dated August 17, 2022 to Prospectus Dated February 25, 2022

Sachem Capital Corp.
8.00% Notes Due 2027

Final Pricing Term Sheet
August 17, 2022

Issuer:	Sachem Capital Corp.
Title of the Securities:	8.00% Notes due 2027 (the “Notes”)
Private Rating:	Egan-Jones Ratings Company: BBB+

Initial Aggregate Principal Amount Being Offered:	$35,000,000

Option to Purchase Additional Notes: Initial Public Offering Price:

Up to an additional $5,250,000 aggregate principal amount of Notes within 30 days

100% of aggregate principal amount; gross proceeds of $35,000,000 (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.78125 per Note; $1,093,750 in the aggregate (assuming the over-allotment option is not exercised)
Net Proceeds to the Issuer, before Expenses:	$24.21875 per Note; $33,906,250 in the aggregate (assuming the over-allotment option is not exercised)
Denominations:	The Notes will be issued in denominations of $25.00 and integral multiples of $25.00 in excess thereof
Principal at Time of Payment:	100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date
Type of Note:	Fixed rate note
Coupon Rate:	8.00% per annum
Day Count:	30/360

Original Issue Date:	August 23, 2022
Stated Maturity Date:	September 30, 2027
Date Interest Starts Accruing:	August 23, 2022
Interest Payment Dates:

Every March 30, June 30, September 30 and December 30, commencing December 30, 2022. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:

The initial interest period will be the period from and including August 23, 2022 through December 29, 2022, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Regular Record Dates for Interest:	March 15, June 15, September 15 and December 15, commencing December 15, 2022

Optional Redemption:

The Notes may be redeemed in whole or in part at any time or from time to time at Issuer’s option on or after August 23, 2024 upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued to the date fixed for redemption.

Repayment at Option of Holders:	Holders will not have the option to have the Notes repaid prior to the stated maturity date.

Listing:	The Notes will be listed on the NYSE American under the trading symbol “SCCG.” Trading in the Notes will commence within 30 days of the Original Issue Date
CUSIP / ISIN:	78590A 877/78590A8779
Joint Book-Running Managers:	Ladenburg Thalmann & Co. Inc. Janney Montgomery Scott LLC InspereX LLC William Blair & Company, LLC

*    A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next two succeeding business days should consult their own advisor.

This pricing term sheet, the Preliminary Prospectus and the pricing press release are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Notes referred to in this press release, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

A shelf registration statement relating to these securities is on file with and has been declared effective by the U.S. Securities and Exchange Commission. The offering may be made only by means of a prospectus and a related preliminary prospectus supplement, copies of which may be obtained from Ladenburg Thalmann & Co. Inc., 640 Fifth Avenue, 4th Floor, New York, New York 10172, or: 1-800-573-2541, or: prospectus@ladenburg.com.

Investors are advised to carefully consider the investment objective, risks and charges and expenses of the Company before investing. The preliminary prospectus supplement, dated August 17, 2022, and accompanying prospectus, dated February 25, 2022, each of which has been filed with the Securities and Exchange Commission, contain a description of these matters and other important information about the Company and should be read carefully before investing.